SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No __)*

ARB IOT GROUP LIMITED

(Name of Issuer)

Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

G0447T100

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS ARB BERHAD
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Malaysia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 7,503,858
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 7,503,858
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,503,858
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 28.38%*
12.	TYPE OF REPORTING PERSON (see instructions) OO

*	This percentage is calculated based on 26,437,500 ordinary shares of ARB IOT GROUP LIMITED (the “Issuer”) issued and outstanding as of December 31, 2023.

Item 1.

(a)	Name of Issuer ARB IOT GROUP LIMITED

(b)	Address of Issuer’s Principal Executive Offices 2F-09, Pusat Perdagangan IOI, No. 1 Persiaran Puchong Jaya Selatan, Bandar Puchong Jaya, 47100 Puchong, Selangor, Malaysia

Item 2.

(a)	Name of Person Filing ARB Berhad (the “Reporting Person”)

(b)	Address of the principal business office or, if none, residence 22.08, Level 22, Menara Exchange 106 Lingkaran TRX Tun Razak Exchange 55188 Kuala Lumpur Wilayah Persekutuan Malaysia

(c)	Citizenship Malaysia

(d)	Title of Class of Securities Ordinary Shares, par value $0.0001 per share

(e)	CUSIP Number G0447T100

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Item 9 of the cover page to this Schedule 13G for the aggregate number of ordinary shares that are beneficially owned by the Reporting Person as of December 31, 2023.

(b)	Percent of class: See Item 11 of the cover page to this Schedule 13G for the percentage of ordinary shares that are beneficially owned by the Reporting Person as of December 31, 2023.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote

	(ii)	Shared power to vote or to direct the vote

	(iii)	Sole power to dispose or to direct the disposition of

	(iv)	Shared power to dispose or to direct the disposition of

See Items 5 through 8 of the cover page to this Schedule 13G for the number of ordinary shares that are beneficially owned by the Reporting Person as of December 31, 2023 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition of.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2024	ARB BERHAD

	By:	/s/ Dato’ Sri Liew Kok Leong
	Name:	Dato’ Sri Liew Kok Leong
	Title:	Attorney-in-Fact**
	**	Pursuant to a Power of Attorney dated as of February 7, 2024 attached hereto as Exhibit 99.1.

The original statement shall be signed by each person on whose behalf the statement is filed or such person's authorized representative. If the statement is signed on behalf of a person by such person's authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath such person's signature.

Attention—Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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